SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant   [ ]

Filed by a Party other than the Registrant   [x]

Check the appropriate box:

[X]   Preliminary Proxy Statement

[ ]    Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]    Definitive Proxy Statement

[ ]    Definitive Additional Materials

[ ]    Soliciting Material Under Rule 14a-12

Furmanite Corporation

(Name of Registrant as Specified In Its Charter)

Mustang Capital Management, LLC

Jeffery G. Davis

David E. Fanta

Peter O. Haeg

John K. H. Linnartz

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]     No fee required.

[ ]      Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)       Amount Previously Paid:

2)       Form, Schedule or Registration Statement No.:

3)       Filing Party:

4)       Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED MARCH 16, 2015

FURMANITE CORPORATION

__________________________

PROXY STATEMENT

OF

MUSTANG CAPITAL MANAGEMENT, LLC

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

This Proxy Statement and the enclosed WHITE proxy card are being furnished by Mustang Capital Management, LLC ("Mustang Capital"), Mr. John K. H. Linnartz ("Mr. Linnartz" and together with Mustang Capital, "Mustang", "we" or "us") and the nominees listed below in connection with the solicitation of proxies (the "Proxy Solicitation") from the stockholders of Furmanite Corporation ("Furmanite" or the "Company").

We believe the Company can better maximize value for all stockholders of Furmanite. Accordingly, we are seeking to change the composition of the current board of directors of the Company (the "Board"). We are seeking your support at the upcoming annual meeting of stockholders (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the "Annual Meeting") to be held at 9:30 a.m. Central Daylight Time on [ ], 2015 at [     ] with respect to the following (each, a "Proposal" and collectively, the "Proposals"):

1.	To elect Mustang's slate of four director nominees, Jeffery G. Davis, David E. Fanta, Peter O. Haeg and John K. H. Linnartz (the "Nominees", and together with Mustang Capital, the "Participants"), to serve as directors on the Board until the 2016 annual meeting of stockholders and until their respective successors are duly elected and qualified, in opposition to the Company's director nominees;

2.	To vote against the Company's proposal to approve, on an advisory basis, the compensation of its named executive officers (the "Advisory Compensation Proposal");

3.	To vote for the Company's proposal to ratify the appointment of BDO USA, LLP as the independent accounting firm for the Company for the fiscal year ending December 31, 2015 (the "Accountant Ratification Proposal"); and

4.	To transact such other business as may properly be brought before the Annual Meeting or any adjournment thereof.

If the Company, in response to Mustang's nomination of directors and the filing of this Proxy Statement, makes any changes to its Board, nominates individuals not on its current Board, amends the Bylaws of the Company (the "Bylaws"), submits stockholder proposals, or takes any other action pertinent to the concerns Mustang has expressed about the Company, Mustang specifically reserves the right to amend this Proxy Statement, including by substituting and/or increasing the number of its director nominees, proposing amendments to the Bylaws and/or submitting stockholder proposals.

The Board is currently composed of five directors, all of whom are up for election at the Annual Meeting. Through this Proxy Statement and enclosed WHITE proxy card, we are soliciting proxies to elect the Nominees, who if

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elected would constitute a majority of the Board. There is no assurance that any of the Company's nominees will serve or continue to serve as directors if any or all of our Nominees are elected.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date") as March 13, 2015.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  The mailing address of the principal executive offices of the Company is 10370 Richmond Avenue, Suite 600 Houston, Texas 77042.  As of the Record Date, there were [           ] shares of the Company's common stock, no par value (the "Common Stock"), outstanding. As of the Record Date, Mustang, together with the other Participants in this Proxy Solicitation, beneficially owned 1,874,790 shares of Common Stock, which represents approximately 4.98% of the outstanding Common Stock as of the Record Date.

We intend to vote such shares of Common Stock FOR the election of the Nominees, AGAINST the Advisory Compensation Proposal, and FOR the Accountant Ratification Proposal, in each case as described herein.

This Proxy Statement and WHITE proxy card are first being mailed or given to the Company's stockholders on or about [ ], 2015.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY.  THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THE DATE OF THIS PROXY STATEMENT, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

MUSTANG URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES AND THE PROPOSALS.

IF YOU HAVE ALREADY SENT A GOLD PROXY CARD FURNISHED BY MANAGEMENT OF THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF MUSTANG'S NOMINEES, AGAINST THE ADVISORY COMPENSATION PROPOSAL AND FOR THE ACCOUNTANT RATIFICATION PROPOSAL, BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO MUSTANG CAPITAL MANAGEMENT, LLC, C/O MORROW & CO., LLC, 470 West Avenue, Stamford, CT 06902, WHICH IS ASSISTING IN THIS PROXY SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

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IMPORTANT

PLEASE READ THIS CAREFULLY

This Proxy Solicitation is being made by Mustang Capital, a Texas limited liability company; Mr. Linnartz, who serves as the sole Managing Member of Mustang Capital; and the other Nominees, Jeffery G. Davis ("Mr. Davis"), David E. Fanta ("Mr. Fanta") and Peter O. Haeg ("Mr. Haeg").

If your shares of Common Stock are registered in your own name, you may vote today by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided or vote your shares via the Internet, via a toll-free telephone number or in person at the Annual Meeting.

If you hold your shares of Common Stock in "street" name with a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to vote in favor of the election of the Nominees, against the Advisory Compensation Proposal and in favor of the Accountant Ratification Proposal. Please follow the instructions to proxy provided on the enclosed WHITE proxy card. If your bank, broker firm, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Mustang Capital Management LLC, c/o Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares of Common Stock after the Record Date.

If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a "routine" matter. This is referred to as a "broker non-vote." Under the rules and interpretations of the New York Stock Exchange ("NYSE"), there are no "routine" proposals in a contested proxy solicitation. Because Mustang has initiated a contested proxy solicitation, there will be no "routine" matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Mustang. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Mustang Capital Management, LLC, c/o Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions regarding your WHITE proxy card or need assistance in executing your proxy, please contact Morrow & Co., LLC at (203)-658-9400 or Toll-Free at (800)-662-5200.

MORROW & CO., LLC

470 West Avenue

Stamford, CT 06902

(203)-658-9400

or

Call toll free at (800)-662-5200

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INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by Mustang Capital, a Texas limited liability company; Mr. Linnartz, who serves as the sole Managing Member of Mustang Capital; and the other Nominees, Jeffery G. Davis ("Mr. Davis"), David E. Fanta ("Mr. Fanta") and Peter O. Haeg ("Mr. Haeg").

The principal business of Mustang Capital is acting as the investment manager to certain managed accounts (the "Managed Accounts"). The principal business of each Nominee is disclosed in the section titled "PROPOSAL 1 – ELECTION OF DIRECTORS" on page [ ].

The principal business address of Mustang Capital is 1506 McDuffie Street, Houston, Texas 77019. The principal business address of each Nominee is disclosed in the section titled "PROPOSAL 1 – ELECTION OF DIRECTORS" on page [ ].

As of the date of this filing, the Participants beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) an aggregate of 1,874,790 shares of Common Stock, constituting approximately 4.98% of the shares of Common Stock outstanding. Mustang Capital beneficially owns 1,239,000 shares of Common Stock, consisting of (i) 1,000 shares of Common Stock owned directly by Mustang Capital, all of which are held in record name, and (ii) 1,238,000 shares of Common Stock held in the Managed Accounts. Mustang Capital, as the investment manager of the Managed Accounts, may be deemed to beneficially own the 1,238,000 shares of Common Stock held in the Managed Accounts. Mr. Linnartz, as the Managing Member of Mustang Capital, may be deemed to beneficially own the 1,239,000 shares of Common Stock beneficially owned by Mustang Capital.

In addition, Mr. Linnartz directly owns 211,000 shares of Common Stock, including 1,000 shares of Common Stock held in record name and 52,919 shares of Common Stock held in IRAs. Mr. Linnartz may also be deemed to beneficially own the 1,100 shares of Common Stock owned directly by his wife, Cecilia McGlew, including 500 shares of Common Stock held in an IRA. By virtue of his position as co-managing partner of Farnam Street Partners LP ("Farnam Street Partners") and as general partner of Farnam Street Special Opportunities I Fund, L.P. ("FS Fund", and together with Farnam Street Partners, the "Farnam Funds"), Mr. Haeg may be deemed to be the beneficial owner of an aggregate of 412,190 shares of Common Stock owned by the Farnam Funds and beneficially owned by Farnam Street Capital, Inc., general partner of the Farnam Funds, of which Mr. Haeg is President. Mr. Davis directly owns 5,000 shares of Common Stock. Mr. Fanta directly owns 6,500 shares of common stock. Please see Annex I for all transactions in the Common Stock effected by the Participants during the past two years.

The shares of Common Stock reported herein as beneficially owned by Mustang Capital and Mr. Linnartz may be held by Mustang Capital and Mr. Linnartz, as applicable, in margin accounts, which may extend margin credit to such parties from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the Federal funds rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The Participants have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of a combined 1,874,790 shares of Common Stock, constituting approximately 4.98% of the Company's outstanding shares of Common Stock. Mustang Capital disclaims beneficial ownership of any shares of Common Stock beneficially owned by Messrs. Davis, Fanta or Haeg and any shares of Common Stock directly owned by Mr. Linnartz or Mr. Linnartz's wife. Messrs. Davis, Fanta and Haeg each disclaim beneficial ownership of any shares of Common Stock beneficially owned by any Participant other than such Nominee. Mr. Linnartz disclaims beneficial ownership of any shares of Common Stock beneficially owned by Messrs. Davis, Fanta or Haeg.

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Mustang Capital has entered into letter agreements (the "Letter Agreements"), pursuant to which it agrees to indemnify each of Messrs. Davis, Fanta, and Haeg against any claims arising from their involvement in the Proxy Solicitation and any related transactions.

Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of Furmanite; (iii) no Participant owns any securities of Furmanite which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of Furmanite during the past two years; (v) no part of the purchase price or market value of the securities of Furmanite owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Furmanite, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of Furmanite; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Furmanite; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of Furmanite's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Furmanite or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by Furmanite or its affiliates, or with respect to any future transactions to which Furmanite or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to Furmanite or any of its subsidiaries or has a material interest adverse to Furmanite or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

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BACKGROUND OF THE PROXY SOLICITATION

Mustang Capital initiated its investment in the Company in January 2009, following extensive due diligence.

On May 8, 2012, the Company announced a loss for the quarter ended March 31, 2012. On May 15, 2012, Mr. Linnartz met with Charles R. Cox, Chairman and Chief Executive Officer of the Company, to discuss the Company's recent loss and the future plans of the Company, as well as what was in Mustang Capital's view a history of missed opportunities and poor corporate governance.

On May 16, 2012, Mustang Capital delivered a letter to Mr. Cox, requesting that Mr. Linnartz be added to the Company's Board. The Company never took action in response to Mr. Linnartz's request.

On January 21, 2014, Mr. Linnartz met with Mr. Cox to discuss the rationale and outlook for the acquisition of ENGlobal's Gulf Coast Engineering business.

On August 21, 2014, Mr. Linnartz met with Joe E. Milliron ("Mr. Milliron"), President and Chief Operating Officer of the Company, and Chad Murray, Executive Vice President, to discuss various issues regarding the Company, including the succession planning process for the Chief Executive Officer.

On November 21, 2014, Mr. Linnartz met with Mr. Milliron, Robert S. Muff, Chief Financial Officer and William F. Fry, General Counsel, to discuss various issues regarding the shortfall in the Company's third quarter earnings compared to their previous estimates, as well as what Mr. Milliron would be doing differently as new Chief Executive Officer.

On November 25, 2014, Mustang Capital delivered a letter to the Company (the "Initial Notice") indicating its intention to nominate four persons for election to the Board at the Company's 2015 Annual Meeting. On December 1, 2014, the Company sent Mustang Capital a letter acknowledging receipt of the Initial Notice.

On December 4, 2014, Mustang Capital publicly announced that it had submitted the Initial Notice and intends to conduct a proxy solicitation with respect to the Company's 2015 Annual Meeting.

On February 26, 2015, Mustang Capital delivered a letter to the Company modifying its intention to nominate four persons for election to the Board at the Company's 2015 Annual Meeting to include Mr. Davis and Mr. Fanta, in addition to Mr. Haeg and Mr. Linnartz, and issued a press release disclosing the same.

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PROPOSAL 1 – ELECTION OF DIRECTORS

According to publicly available information, the Board currently consists of five directors, whose terms will expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our four Nominees, each of whom is independent of the Company. If successful in our Proxy Solicitation, the Board will be composed of our Nominees – Jeffery G. Davis, David E. Fanta, Peter O. Haeg and John K. H. Linnartz – and the Company director nominee receiving the highest number of votes in favor of his or her election at the Annual Meeting. If elected, each of the Nominees will serve until the next annual meeting of stockholders or until their successors have been duly elected and qualified. If all four of our Nominees are elected, they will represent a majority of the members of the Board. There is no assurance that any incumbent director will serve as a director if one or more of our Nominees are elected to the Board.

We are soliciting proxies to elect only the Nominees listed herein. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company's director nominees. Stockholders who return the WHITE proxy card will only be able to vote for the four Nominees listed on the card and will not have the opportunity to vote for the additional seat up for election at the Annual Meeting. You can only vote for the Company's director nominees by signing and returning a proxy card provided by the Company or by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. You should refer to the Company's Proxy Statement on Schedule 14A in connection with the Annual Meeting (the "Company Proxy Statement") filed with the Securities and Exchange Commission (the "SEC") for the names, background, qualifications and other information concerning the incumbent directors.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships

Jeffery G. Davis 10343 Sam Houston Park Dr. Houston, TX 77064	60

Mr. Davis currently serves as Chairman and is the former Chief Executive Officer of The Brock Group, a leading provider of industrial specialty services to clients around the world with headquarters in Houston, Texas. The Brock Group's 17,000-plus employees support routine maintenance, turnarounds and capital projects by providing various services, including scaffolding and work access, insulation, coatings/linings, fireproofing and support services. Mr. Davis joined The Brock Group in 1977 and held several senior management positions prior to his promotion to President in 2007 and Chief Executive Officer in 2008. Mr. Davis was elected to the board of directors of The Brock Group in 2008 and became Chairman in 2014. Mr. Davis also served in various officer capacities for certain subsidiaries of The Brock Group. Under Mr. Davis's leadership, The Brock Group has experienced significant growth by integrating multiple acquisitions, growing market share during the economic downturn and maintaining focus on safety excellence and customer service, process driven solutions, and innovations. Mr. Davis participates in many industry associations and community organizations as an advocate or active member. Mr. Davis's engagement and leadership both in business and the community have been recognized by his peers through his nomination for the Ernst & Young Entrepreneur of the Year Award, where he was named a finalist in both 2013 and 2014. Mr. Davis's current board memberships include the following: non-voting member of the Executive Committee and Representative to the Board of American Fuel and Petrochemical Manufacturers (AFPM); board member of the National Center For Construction and Educational Research (NCCER); board member of the Industrial Contractors Council of Associated Builders and Contractors; and board member of Junior Achievement of Southeast Texas (Houston Chapter). Mr. Davis also has over 25 years of active leadership in the National Association of Corrosion Engineers (NACE International) and is an active member of the Construction Users Round Table (CURT).

The Board will benefit from the depth of Mr. Davis's 38 years of successful leadership and operational and strategic experience in the industrial services industry. Mr. Davis's experience will enable him to explore various strategies to improve the Company's financial performance and maximize returns.

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David E. Fanta 94 Pipers Walk Sugar Land, TX 77479	55

Mr. Fanta served as the President, Chief Executive Officer and Director of Total Safety U.S. Inc. ("Total Safety"), Houston, Texas from 2005 to 2013. In this position, he was responsible for leading the privately held safety services company through a period of rapid growth and geographic expansion. Total Safety operates from 150 locations in 21 countries and its 3,200-plus employees serve blue chip energy and industrial clients globally. Under Mr. Fanta's leadership, Total Safety's EBITDA grew more than 10 times through significant organic growth, service line expansion and acquisitions, restructuring operations, and sales functions under separate leadership to drive revenue growth and enhance operational performance. Mr. Fanta also directed the acquisition and integration of 16 companies, with most experiencing meaningful post-deal growth and led Total Safety's entrance into key European downstream markets to support global clients' outsourced safety needs. Prior to joining Total Safety as its Chief Operating Officer in 2004, Mr. Fanta served as the President of Industrial Outsourcing Group of Philips Services Corporation ("PSC"), and as Senior Vice President, Philip Services Corporation from 2000 to 2002, where he led the industrial maintenance business unit comprised of 75 operating locations and over 7,500 employees. Mr. Fanta also served as Senior Vice President of PSC Industrial Service Division from 1997 to 2000 and Senior Vice President, Operations of Allwaste, Inc. from 1995 to 1997. Mr. Fanta currently serves as Director of Hoover Container Solutions and Wastewater Specialties, Inc. and is currently a member of the Executive Committee and Board of Junior Achievement of Southeast Texas.

Mr. Fanta's 30-plus year career of leading businesses in the global downstream refining, petrochemical, and midstream industries through different phases of growth, as well as his experience in developing and implementing operations and sales strategies for geographically dispersed matrix organizations will be especially beneficial to the Board as it seeks opportunities to improve the Company's financial performance and maximize returns.

Peter O. Haeg 3033 Excelsior Boulevard Suite 320 Minneapolis, MN 55416	51

Mr. Haeg has been general partner and president of Farnam Street Capital, co-managing partner of Farnam Street Partners, a private investment partnership focused on small cap value investing, and general partner of FS Fund, a private partnership focused on private equity investments, since 1998. Previously, Mr. Haeg worked in the Corporate Finance Department of Piper Jaffray & Co. ("Piper Jaffray"). As a member of Piper Jaffray's Corporate Finance Department, Mr. Haeg founded and served as Managing Director of their Corporate Client Services Group, which provided dedicated asset management services to Piper Jaffray's investment banking clients. Mr. Haeg is a board member of several small private businesses. Prior to joining Piper Jaffray, Mr. Haeg was an associate with Donaldson, Lufkin, and Jenrette (Los Angeles).

Mr. Haeg's deep financial expertise coupled with his significant experience serving in managerial roles would make him a valuable addition to the Board.

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John K. H. Linnartz 1506 McDuffie Street Houston, TX 77019	54

Mr. Linnartz has served as the sole Managing Member of Mustang Capital since March 2003. From 2000 to 2003, Mr. Linnartz served as Vice President and Member of the Bank and Thrift Group at Stephens, Inc. Prior to that, Mr. Linnartz was a Limited Partner at J.C. Bradford & Company (now UBS Financial Services). Mr. Linnartz also previously served as a Founding Director of Trinity Bank N.A. (OTCBB:TYBT) located in Fort Worth, Texas, from 2003 to 2006 and as a Director of O.I. Corporation, a then publicly traded provider of innovative products for chemical analysis and monitoring, from 2008 until its sale to ITT Corporation in November 2010. Mr. Linnartz served as Chairman of the Nominating and Corporate Governance Committee of O.I. Corporation from 2008 to 2010, as Chairman of the Audit Committee from 2009 to 2010, and as Co-Chairman of the Board of Directors in 2010.

Mr. Linnartz's extensive knowledge of the capital markets and corporate governance practices as a result of his investment and securities background would make him a valuable asset to the Board.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. If elected, each of the Nominees would be considered an independent director of the Company under (i) the Company's Corporate Governance Guidelines, (ii) the NYSE Listing Rules and (iii) paragraph (a)(1) of Item 407 of Regulation S-K.

Messrs. Davis, Fanta and Haeg have into the Letter Agreements. No Nominee will receive any compensation under his respective Letter Agreement and will not receive any compensation from Mustang Capital or its affiliates for his services as a director of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company's then-established practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected.  Mustang does not expect that any of the Nominees will be unable to stand for election, but in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the WHITE proxy card will be voted for a substitute candidate selected by Mustang.  If Mustang determines to add nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Mustang will supplement this Proxy Statement.

A stockholder may vote for the election of less than all of the Nominees by designating the names of one or more Nominees who are not to be elected.

The election of three or more of the Nominees may result in certain "change in control" compensation payments becoming payable to three designated officers of the Company. Under the terms of the change-in-control agreements (the "Change-in-Control Agreements") for these designated officers of the Company, the election of three or more of our Nominees would constitute a "change in control." According to the Company's Proxy Statement, the termination of employment of the designated officers (i) by the Company (other than for cause) within the six-month period following a "change in control", (ii) within the ninety-day period prior to a "change in control" for any reason other than by the Company for cause, or (iii) within the thirty-day period after a "change in control" due to resignation, would result in potential payments to the designated officers of an aggregate of up to $3,933,638, including accelerated vesting under applicable equity compensation plans. In addition, if the "change in control" occurs prior to April 1, 2015, the Mr. Charles R. Cox, who retired from the Company on December 31, 2014, would be entitled to potential payment of up to $1,944,691, but would no longer be entitled to receive any of the cash payments under his retirement agreement. You should refer to the Company's Proxy Statement for additional details regarding the "change in control" compensation payments that may become due under the Change-In-Control Agreements.

The election of each Nominee pursuant to Proposal 1 requires the affirmative vote of a plurality of the votes at the Annual Meeting.

WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1.

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PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

As is discussed in further detail in the Company's Proxy Statement, the Company is providing stockholders with the opportunity to approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in the Company's Proxy Statement in accordance with the compensation disclosure rules of the SEC ("say on pay"). Based on the Company's Proxy Statement, we believe this Proposal will be presented at the Annual Meeting as a resolution in substantially the following form:

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in [the Company's] Proxy Statement."

This advisory resolution, commonly referred to as a say on pay resolution, is non-binding on the Board. Although non-binding, the compensation committee and the Board will consider the outcome of the vote when making determinations in the future regarding executive compensation arrangements, according to the Company's Proxy Statement. The Company will submit a say on pay proposal to its stockholders at each annual meeting until the Company is required to submit to its stockholders another proposal on the frequency of such vote no later than 2017.

Mustang believes stockholders should vote against the compensation of the Company's Named Executive Officers because, in Mustang’s view, the Company's Named Executive Officers have been overcompensated in light of the Company's long-term operational and financial underperformance.

We encourage all stockholders to review the Company's Proxy Statement for additional information regarding Proposal 2.

The affirmative vote of a majority of votes cast at the Annual Meeting is required to approve the Advisory Compensation Proposal.

WE URGE YOU TO VOTE AGAINST APPROVAL OF THE ADVISORY COMPENSATION PROPOSAL.

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PROPOSAL 3 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Proxy Statement indicates that the audit committee of the Board has selected BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015, subject to stockholder ratification. According to the Company's Proxy Statement, while it is not required to do so, the Board submits the selection of BDO USA, LLP for ratification in order to ascertain the view of the stockholders. If the selection is not ratified, the Company's audit committee will reconsider its selection.

Approval of Proposal 3 requires the affirmative vote of a majority of the votes cast at the Annual Meeting.

WE URGE YOU TO VOTE FOR PROPOSAL 3.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Each share of Common Stock is entitled to one vote. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of Mustang's Nominees, AGAINST the Advisory Compensation Proposal, FOR the Accountant Ratification Proposal and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. Based on publicly available information, we believe the current Board intends to nominate five candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting votes to elect only our four Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company's nominees. The Participants intend to vote all of their shares of Common Stock in favor of the Nominees. A stockholder may vote for the election of less than all of the Nominees by designating the names of one or more Nominees who are not to be elected.

Stockholders who return the WHITE proxy card will only be able to vote for the four Nominees listed on the card and will not have the opportunity to vote for the additional seat up for election at the Annual Meeting. You can only vote for the Company's director nominees by signing and returning a proxy card provided by the Company or by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. You should refer to the Company's Proxy Statement for the names, background, qualifications and other information concerning the incumbent directors.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Bylaws, the presence in person or represented by proxy of a majority of the outstanding shares of Common Stock as of the Record Date shall constitute a quorum for the transaction of business at the Annual Meeting. Shares of Common Stock represented by proxies marked "Abstain" or "Withheld" and "broker non-votes" are counted in determining whether a quorum is present for the transaction of business at the Annual Meeting. A "broker non-vote" is a proxy submitted by a broker that does not indicate a vote for some or all of the Proposals because the broker does not have discretionary voting authority on non-routine matters and has not received instructions from its client as to how to vote on a particular proposal.

Abstentions will have no effect on Proposals 2 and 3. Votes withheld will have no effect on Proposal 1. Under the rules and interpretations of the NYSE, there are no "routine" proposals in a contested proxy solicitation. Because Mustang has initiated a contested proxy solicitation, there will be no "routine" matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Mustang.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The affirmative vote of a plurality of the votes cast at the Annual Meeting (assuming a quorum is present) is required for the election of a Nominee to the Board pursuant to Proposal 1. Withheld votes and broker non-votes will have no effect on the election of directors.

Advisory Vote On Executive Compensation – The advisory vote to approve the Company's named executive officers' compensation is not binding on the Company. The Company will consider the stockholders to have approved the executive compensation if a majority of votes cast at the Annual Meeting are voted "for" Proposal 2. Abstentions and broker non-votes will have no effect on the outcome of Proposal 2.

14

Ratification Of Independent Registered Public Accounting Firm ─ The affirmative vote of a majority of the votes cast at the Annual Meeting (assuming a quorum is present) is required for the approval of Proposal 3.  Abstentions and broker non-vote with respect to Proposal 3 will have no effect on the outcome of Proposal 3.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD, AGAINST THE ADVISORY COMPENSATION PROPOSAL AND FOR THE ACCOUNTANT RATIFICATION PROPOSAL, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

APPRAISAL/DISSENTER RIGHTS

Stockholders are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Proposals or this Proxy Statement.

15

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, internet, telephone, and in person.

Mustang will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Mustang has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Mustang will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The entire expense of soliciting proxies is being borne by Mustang. Costs of this Proxy Solicitation are currently estimated to be approximately $[ ]. Mustang estimates that through the date hereof, its expenses in connection with the Proxy Solicitation are approximately $[ ]. If successful, we will seek reimbursement of these costs from the Company. We do not intend to submit the matter to a vote of the Company's stockholders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

Mustang has retained Morrow & Co., LLC ("Morrow & Co.") to provide solicitation and advisory services in connection with this Proxy Solicitation. Morrow & Co. will receive a fee not to exceed $[ ], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by Mustang Capital against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Morrow & Co. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  It is anticipated that Morrow & Co. will employ approximately [ ] persons to solicit Furmanite's stockholders as part of this solicitation. Morrow & Co. does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Proxy Solicitation.

Important Notice Regarding the Availability of this Proxy Statement

This Proxy Statement and all other solicitation materials in connection with this Proxy Solicitation will be available on the Internet, free of charge, at [ ].

Information Concerning Furmanite

Mustang has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company's Proxy Statement in connection with the Annual Meeting. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company's directors, nominees and management; certain stockholders' beneficial ownership of more than 5% of the Company's voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2016 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company's Proxy Statement to stockholders at least ten days prior to the Annual Meeting, Mustang will distribute to the stockholders a supplement to this Proxy Statement containing such disclosures at least ten days prior to the Annual Meeting. Mustang takes no responsibility for the accuracy or completeness of information contained in the Company's Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. We do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements in public documents and records that were not prepared by or on behalf of any of the Participants, or for any failure of the Company to disclose in its public documents and records any events that may affect the significance or accuracy of the information contained herein.

16

Conclusion

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.

Thank you for your support,

Mustang Capital Management, LLC

David E. Fanta

Jeffery G. Davis

Peter O. Haeg

John K. H. Linnartz

March 16 , 2015

17

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF FURMANITE CORPORATION

DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale
MUSTANG CAPITAL MANAGEMENT, LLC (Through the Managed Accounts)

(2,000)	6/14/2013
(8,000)	7/17/2013
(5,000)	8/19/2013
(6,000)	9/25/2013
(1,750)	9/26/2013
(3,100)	10/1/2013
(1,900)	10/4/2013
(2,500)	10/10/2013
(2,000)	10/16/2013
(10,000)	10/28/2013
(3,000)	12/6/2013
(3,363)	2/20/2014
(1,137)	2/21/2014
(7,500)	2/24/2014
(550)	4/22/2014
10,000	9/18/2014
10,000	9/19/2014
20,000	10/20/2014
20,000	10/23/2014
2,500	10/27/2014
2,500	11/3/2014
13,050	11/4/2014
12,500	11/5/2014
5,000	11/5/2014
2,635	11/14/2014
6,333	1/22/2015
15,000	2/5/2015
10,000	2/6/2015

10,000	2/20/2015
10,500	2/23/2015

JOHN K. H. LINNARTZ

(7,000)	04/02/2013
(24,500)	04/03/2013
(2,500)	04/17/2013
1,000	04/25/2013
2,500	05/01/2013
(140)	05/02/2013
(3,360)	05/10/2013
(7,500)	05/14/2013
(10,000)	05/15/2013
(1,400)	05/16/2013
(2,100)	05/17/2013
(3,024)	05/20/2013
80	05/21/2013
(5,080)	05/21/2013
(2,976)	06/03/2013
(4,000)	06/04/2013
(20,000)	06/05/2013
(984)	06/13/2013
(2,016)	06/14/2013
(2,000)	06/17/2013
1,642	10/31/2013
3,358	11/01/2013
(5,000)	12/05/2013
(2,785)	01/15/2014
(2,779)	01/21/2014
(10,300)	01/22/2014
(9,136)	02/06/2014
(8,750)	03/07/2014
8,750	03/07/2014
(1,000)	04/14/2014
(1,000)	08/22/2014
(1,116)	08/25/2014
(884)	08/26/2014
(2,000)	09/02/2014

(1,500)	09/03/2014
2,500	09/15/2014
3,000	09/16/2014
1,000	09/17/2014
5,000	09/22/2014
5,000	09/22/2014
15,000	09/25/2014
17,500	09/30/2014
3,750	09/30/2014
3,750	09/30/2014
2,500	10/01/2014
6,250	10/01/2014
1,250	10/01/2014
3,000	10/02/2014
2,000	10/02/2014
3,500	10/03/2014
15,000	11/10/2014
2,000	11/10/2014
10,000	11/12/2014
10,000	11/18/2014
10,000	11/21/2014
17,419	2/5/2015
10,000	2/12/2015
18,081	2/18/2015

JOHN K. H. LINNARTZ (Cecilia McGlew)

(5,841)	06/05/2013
300	09/30/2014
200	09/30/2014
400	09/30/2014
200	09/30/2014

PETER O. HAEG (Through the Farnam Funds)

(1,237)	03/20/2013
(11,600)	05/03/2013

(1,490)	05/06/2013
(500)	05/08/2013
(2,900)	05/14/2013
(5,000)	05/15/2013
(1,300)	05/16/2013
(10,100)	05/17/2013
(10,000)	05/28/2013
(4,640)	08/01/2013
(20,857)	08/02/2013
(19,000)	08/05/2013
(18,945)	08/06/2013
(700)	08/07/2013
(26,000)	08/12/2013
(8,764)	08/13/2013
(5,396)	08/14/2013
(2,000)	08/15/2013
(11,931)	08/16/2013
(16,400)	08/21/2013
(16,600)	08/23/2013
(5,000)	08/26/2013
(2,000)	09/03/2013
(2,609)	10/15/2013
(25,915)	10/28/2013
(6,000)	10/29/2013
(198)	01/15/2014
(800)	01/21/2014
(720)	01/22/2014
(5,025)	05/07/2014
(10,000)	05/12/2014
(100)	05/13/2014
(5,550)	06/06/2014
(10,000)	06/09/2014
8,630	10/10/2014
13,700	2/5/2015
6,978	2/9/2015
22,834	2/10/2015
8,165	2/11/2015
2,602	2/13/2015
10,000	2/17/2015
3,500	2/18/2015
57,796	2/24/2015
17,000	2/25/2015

JEFFERY G. DAVIS

1,000	2/24/2015
4,000	2/25/2015

DAVID E. FANTA

6,500	2/26/2015

[FORM OF PROXY CARD]

PRELIMINARY COPY – SUBJECT TO COMPLETION

DATED MARCH 16, 2015

PROXY OF STOCKHOLDERS OF FURMANITE CORPORATION (THE "COMPANY") IN

CONNECTION WITH THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS:

THIS PROXY SOLICITATION IS BEING MADE BY MUSTANG CAPITAL MANAGEMENT, LLC, AND

John K. H. Linnartz (TOGETHER, "MUSTANG")

TOGETHER WITH David E. Fanta, Jeffery G. Davis AND Peter O. Haeg.

THIS SOLICITATION IS BEING MADE BY MUSTANG AND THE OTHER NOMINEES AND NOT ON

BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD")

The undersigned appoints Peter O. Haeg and John K. H. Linnartz, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock, no par value (the "Common Stock"), of the Company, which the undersigned would be entitled to vote if personally present at the 2015 Annual Meeting of Stockholders of the Company scheduled to be held at [ ], on [ ], 2015 at 9:30 a.m. Central Daylight Time (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mustang a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR ALL NOMINEES" PURSUANT TO PROPOSAL 1, "AGAINST" PROPOSAL 2 AND "FOR" PROPOSAL 3.

This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

1.	The election of Jeffery G. Davis, David E. Fanta, Peter O. Haeg and John K. H. Linnartz to serve as directors on the Board.

[ ]	[ ]	[ ]
For All Nominees	Withhold Authority to Vote for all Nominees	For all Nominees Except

INSTRUCTIONS: IF YOU DO NOT WISH YOUR SHARES OF COMMON STOCK TO BE VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL NOMINEES EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES OF COMMON STOCK WILL BE VOTED FOR THE REMAINING NOMINEE(S).

________________________________________________________________________________________

2.	To approve, on an advisory basis, the compensation of the Company's named executive officers.

[ ]	[ ]	[ ]
FOR	AGAINST	ABSTAIN

3.	To ratify the appointment of BDO USA, LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2015.

[ ]	[ ];	[ ]
FOR	AGAINST	ABSTAIN

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:	2015

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.